EXHIBIT 21

Panache Beverage Inc.
List of Subsidiaries of the Registrant

Panache LLC (Organized in New York), a subsidiary of Panache Beverage, Inc.

Wodka LLC (Organized in New York), a subsidiary of Panache LLC

Alibi NYC, LLC (Organized in New York), a subsidiary of Panache Beverage, Inc.

Panache IP Holdings, Inc. (Organized in Delaware), a subsidiary of Panache Beverage, Inc.

Panache Distillery, LLC (Organized in Florida), a subsidiary of Panache Beverage, Inc.